Frontier Communications Corporation
3 High Ridge Park
Stamford, Connecticut 06905
(203) 614-5600

January 26, 2012

BY EDGAR – CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention:  Larry Spirgel

Re:          Frontier Communications Corporation
Annual Report on Form 10-K for the fiscal year ended December 31, 2010
Filed February 25, 2011
File No. 1-11001

Ladies and Gentlemen:

Frontier Communications Corporation (the “Company”) is hereby responding to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated December 23, 2011 with respect to the above-referenced Annual Report on Form 10-K.  For your convenience, the comments from the comment letter are repeated here, followed by the Company’s response and the paragraph numbering below corresponds to the numbering in the comment letter.

Notes to consolidated financial statements

(4) Property, Plant and Equipment; page F-14

Comment No. 1

We note that the estimated useful lives of your cable and wire assets range from 15 to 60 years.  Given the significance of this asset to your balance sheet, and the size of this range, please provide a break out of the make-up of this balance into smaller categories (e.g., fiber cable, copper cable, etc.), and provide estimated useful lives attributed to each category, and accumulated depreciation by asset type.  Please provide us with your proposed disclosures.

Response

The Company respectfully advises the Staff that we will break out the cable and wire assets into additional categories and provide the useful estimated life for each category.  Specifically, we will disclose cable and wire, poles, and conduit in future filings with the Commission, commencing with the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.  We have provided below the accumulated depreciation by category, but respectfully request the staff to reconsider the request to publicly disclose the accumulated depreciation details in future filings.   The Company views their property, plant, and equipment as an integrated network of assets, with each class reliant on the other assets to support our overall communications network.  Therefore, we believe that accumulated depreciation and resulting net book value of one class of assets independently would not provide additional meaningful information to readers of our financial statements. Further, the Company believes the current disclosure of total accumulated depreciation at the balance sheet date complies with the provisions of ASC 360, Property, Plant and Equipment.  The details of accumulated depreciation by category are as follows:

	2010
($ in thousands)	Gross Property Plant & Equipment	Accumulated Depreciation
Land	$133,366	$-
Buildings and leasehold improvements	1,131,787	(213,658)
General support	604,524	(361,377)
Central office/electronic circuit equipment	4,319,795	(2,599,815)
Poles	436,126	(130,038)
Cable and Wire	5,447,566	(1,836,983)
Conduit	344,159	(50,715)
Other	29,184	(12,080)
Construction work in progress	348,773	-
Property, plant and equipment	$12,795,280	$(5,204,666)

The proposed disclosure to be included in future filings with the Commission is outlined below.

The components of property, plant and equipment at December 31, 2010 and 2009 are as follows:

($ in thousands)	Estimated Useful Lives	2010	2009

Land	N/A	$133,366	$22,416
Buildings and leasehold improvements	41 years	1,131,787	348,002
General support	5 to 17 years	604,524	517,958
Central office/electronic circuit equipment	5 to 11 years	4,319,795	3,042,665
Poles	49 years	436,126	309,545
Cable and Wire	15 to 30 years	5,447,566	3,220,876
Conduit	60 years	344,159	200,577
Other	20 to 30 years	29,184	24,368
Construction work in progress		348,773	116,655
Property, plant and equipment		12,795,280	7,803,062
Less: Accumulated depreciation		(5,204,666)	(4,669,541)
Property, plant and equipment, net		$7,590,614	$3,133,521

Comment No. 2

Further, please expand your critical accounting policies disclosure to discuss why you believe that the use of a composite depreciation rate is appropriate in view of the disparities in lives of the assets in the group and to discuss the policies and assumptions surrounding your cable and wire assets.  Your discussion should address changes in estimated useful lives attributed to each of these categories, the reasons for those changes, and potential impact of known trends to the estimated useful lives attributed to each category.  Please provide us with your proposed disclosures.

Response

Frontier maintains the accounts for our property, plant and equipment in accordance with the chart of accounts prescribed by the Federal Communications Commission for telecommunication providers.  We utilize the group or composite method of depreciation accounting.  Within the composite method, we group individual assets, including cable and wire, into asset categories utilizing homogeneous characteristics, where such assets (i) are principally used in the same manner throughout the company, (ii) are subject to similar operating conditions and (iii) have similar estimated useful lives.  Estimated useful lives are developed for each homogeneous grouping of property, plant, and equipment. We utilize nine asset classes with additional sub-account levels (with separately determined composite lives and depreciation rates) in tracking our property, plant and equipment assets.

We respectfully advise the staff that we will expand our critical accounting policies disclosures to discuss why we believe that the use of a composite rate is appropriate in future SEC filings, commencing with the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.  In addition, we will discuss the policies and assumptions surrounding our cable and wire assets and will address changes in estimated useful lives attributed to each of these categories, the reasons for those changes and potential impact of known trends to the estimated useful lives attributed to each category.

The following represents a proposed disclosure to be included in future SEC filings:

Depreciation and Amortization:
The calculation of depreciation and amortization expense is based upon the estimated useful lives of the underlying property, plant and equipment and identifiable intangible assets.  Depreciation expense is principally based on the composite group method for substantially all of our property, plant and equipment assets. Given the varying estimated useful lives of our property, plant and equipment assets, the Company utilizes multiple asset categories with separately determined composite lives and individual depreciation rates for each asset category.

Within the composite group method, we group individual assets, including cable and wire, into asset categories utilizing homogeneous characteristics, where such assets (i) are principally used in the same manner throughout the company, (ii) are subject to similar operating conditions and (iii) have similar estimated useful lives.  Examples of the asset categories we utilize include aerial cable-copper, aerial cable-fiber, aerial cable-station connections, underground cable-copper and underground cable-fiber.  As a result of continuing changes in technology, an independent study is conducted annually to update the estimated remaining useful lives of all individual asset categories.  The annual study includes models that consider actual usage, replacement history and certain assumptions about technology evolution to estimate the remaining useful lives of our asset base by asset category. An independent study was performed in 2010 to determine the estimated remaining useful lives for our Acquired Business and these new lives were adopted effective July 1, 2010 the acquisition date for those assets.  We revised our estimated remaining useful lives for Frontier legacy plant assets, effective October 1, 2010.  The composite depreciation rate for 2010 for our property, plant and equipment assets was 7.6%, as a result of this study. There have been no significant changes to the ranges of estimated useful lives for the individual asset categories, including the cable and wire asset groups during the three years ended December 31, 2010.  We anticipate depreciation expense of approximately $820 million to $840 million for 2011.

*   *   *   *

Please be advised that the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings with the Commission; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions or comments, kindly contact the undersigned at (203) 614-5769.

Sincerely,

/s/ Donald R. Shassian

Donald R. Shassian
Executive Vice President and
Chief Financial Officer